UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-41066

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Sono Group N.V.
(Registrant’s name)

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Waldmeisterstraße 76
80935 Munich
Germany
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT INDEX

99.1	First Quarter 2022 Results

SIGNATURES

The Registrant certifies that it meets all of the requirements of the Securities Exchange Act of 1934 and has duly caused this quarterly report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONO GROUP N.V.

By:	/s/ Laurin Hahn
	Name:	Laurin Hahn
	Title:	Chief Executive Officer and Member of the Management Board

By:	/s/ Jona Christians
	Name:	Jona Christians
	Title:	Chief Executive Officer and Member of the Management Board

Date: June 23, 2022